June 6, 2005

Mail Stop 4-8
Fax (404) 881-7777
Mr. J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue, S.W.
Cullman, Alabama 35055-4222

RE:	Altrust Financial Services, Inc.
	Form 10 filed May 2, 2005
	File Number 0-51298

Dear Mr. Cummings:

      We have reviewed your Form 10 submitted May 2, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in preparing your disclosure in compliance with the applicable requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Required in the Registration Statement - page 1
1. Revise the table on page 1 and the disclosures in sections 13 through 15 as follows:
* Revise Item 13 to include all of the financial statements herein by moving pages F-1 through F-33 to this section,
* Revise Item 14 to include the required disclosures, and,
* Revise Item 15 to include the information required in (a) therein.


Special Cautionary Note - page 1
2. Revise to delete references to sections 27A of the Securities
Act
and 21E of the Exchange Act.

Business
General - page 3
3. Revise to add a paragraph disclosing the acquisitions described in
Note 19 to the financial statements. See Item 101(a)(1) of regulation
S-K in this regard.

Risk factors - page 17
4. Revise the risk on "Our leveraged strategy..." to add disclosure of the reasons for the increased leverage and the reason securities were purchased as part of the strategy.

Investment Securities - page 35
5. Supplementally advise the staff as to the amount of MBS`s purchased from or originated by any Federal Home Loan Bank that is included in the $86 million in the table on page 36.

Deposits - page 37
6. Revise to indicate whether or not the Bank has what are commonly called, "brokered deposits" and, if so, provide details as to the amount and weighted average rate. If none, so state.

Liquidity - page 38
7. Revise the second paragraph to include the amount of the FHLB advances and the securities purchased therewith that resulted in the data used in the tables following the second paragraph.

Item 1 - Business - page 3

8. In Note 1 to the financial statements, you disclose that you issue debt cancellation contracts on certain loans of your customers. In a separately captioned section, please revise here and in the footnotes to the financial statements, as applicable, to disclose the following relative to the debt cancellation contracts that you issue:

a. The business purpose for issuing these contracts;

b. General terms of these contracts;

c. How you determine the required reserve for these contracts;

d. The accounting model used to account for these contracts and the reserve;

e. A rollforward of the reserve; and

f. Disclose your total exposure under these contracts.

Item 2 - Financial Information
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Allowance for Loan Losses - page 33

9. Please revise your tabular disclosure to present the allocation for loan losses by loan category for each of the last five fiscal years in accordance with Section IV.B of Industry Guide 3. Refer to general instruction 3(b) of Industry Guide 3 for reported periods.

Item 13 - Financial Statements and Supplemental Data
Note 2 - Investment Securities - page F-15
10. Please revise to specifically disclose the composition of your portfolio of securities designated as "U.S. Government and agencies."
To the extent you include investments in government sponsored entities, please revise to separately disclose them since they are not backed by the U.S. government. We note significant unrealized losses in this portfolio.

Closing Comments

      In response to these comments, please consider these comments when preparing your registration statement. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We also may have additional comments after you provide us with copies of the exhibits.


      You may contact Isa Farhat, Staff Accountant at (202) 551-
3485,
or Paul Cline, Senior Accountant, at (202) 551-3851, if you have questions regarding the accounting comments and any related matters.
Please contact Michael Clampitt, Attorney-Advisor, at (202) 551-
3434
or me at (202) 551-3491 with any other questions.

					Sincerely,


					Todd Schiffman
		Assistant Director


CC:	Via U.S. Mail and Facsimile (404) 881-7777
	Ralph F. MacDonald
	Alston & Bird LLP
	One Atlantic Center
	1201 West Peachtree Street
	Atlanta, GA 30309-3424


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J. Robin Cummings, President and CEO
Altrust Financial Services, Inc.
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